02052462

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending August 31, 2002

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ Form 40-F _X_

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

LIST OF DOCUMENTS

1° Press release issued by Cambior Inc. on August 29, 2002 announcing the completion of the Rosebel feasibility study and a mineral reserves increase to 1.9 million ounces.

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, August 29, 2002
All amounts are expressed in US dollars

CAMBIOR COMPLETES ROSEBEL FEASIBILITY STUDY MINERAL RESERVES INCREASE TO 1.9 MILLION OUNCES

Cambior is pleased to announce the completion of a feasibility study for the Rosebel open pit gold project located in Suriname, approximately 80 km south of the capital city of Paramaribo. Highlights of the study include:

- Probable mineral reserves: 37 million tonnes grading 1.63 g Au/t;
- Gold contained: 1.93 million ounces;
- Average annual gold production: 220,000 ounces;
- Average direct mining cost: $187 per ounce;
- Current projected mine life: 8 years;
- Initial capital costs: $95 million;
- Construction period: 14 months;
- Internal rate of return: 12% using a long-term gold price of $300 per ounce.

MINERAL RESERVES

Cambior is pleased to announce a significant increase in mineral reserves on the Rosebel property. Probable mineral reserves, based on a long-term gold price of $300 per ounce, presently stand at 36.9 million tonnes grading 1.63 g Au/t, representing 1.93 million ounces of gold contained, a 43% increase over the soft rock scenario in the pre-feasibility study of December 2000. The increase is mainly due to the decision to add a crushing and grinding circuit, and the addition of transition and hard rock material in the final feasibility study. Total measured and indicated resources presently stand at 68 million tonnes at a grade of 1.5 g Au/t, representing 3.2 million ounces contained.

Probable Mineral Reserves [1]
(@ $300 per ounce)

Deposit	Soft Rock		Transition Rock		Hard Rock		Total		Gold contained
	Ore (000 t)	Grade (g Au/t)	Ore (000 t)	Grade (g Au/t)	Ore (000 t)	Grade (g Au/t)	Ore (000 t)	Grade (g Au/t)	(000 oz)
Pay Caro	4,531	1.63	7,687	1.95	1,963	2.05	14,181	1.86	850
East Pay Caro	1,746	1.46	1,595	1.31	870	1.57	4,211	1.43	190
Koolhoven	2,167	1.34	1,561	1.57	0	0.00	3,728	1.44	170
Royal Hill	7,364	1.43	379	1.58	714	1.85	8,457	1.47	400
Mayo	4,067	1.47	450	2.09	371	2.26	4,888	1.59	250
Rosebel	1,366	1.42	77	2.19	0	0.00	1,443	1.46	70
Total	**21,241**	**1.47**	**11,749**	**1.81**	**3,918**	**1.93**	**36,908**	**1.63**	**1,930**

[1] The mineral reserve and resource estimates were evaluated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. An updated Technical Report will be filed with SEDAR within the next 30 days in accordance with National Instrument 43-101 for mining projects. Qualified persons responsible for the mineral reserve and resource estimates are Andrew Croal, Engineering Superintendent, Omai Gold Mines Ltd. and Réjean Sirois, Geology Superintendent, Rosebel Gold Mines N.V.

GEOLOGY

Two major structural features are evident on the Rosebel project: the North and South limbs (see attached figure). In general, gold mineralization is included in sub-vertical zones near the contact between the sedimentary and volcanic rocks. The mineralization shows good continuity and thickness. The Rosebel project includes six known deposits within a 15-kilometer range. These deposits are similar to the Wenot pit at the Omai gold mine in Guyana. Most of the known deposits on the Rosebel property are open laterally and at depth. The mine plan includes the extraction and processing of soft, transitional and hard rock. The Rosebel project includes a number of untested geological anomalies on the property, and the adjacent Headley's Reef and Thunder Mountain exploration properties have the potential for the discovery of additional deposits.

CAPITAL EXPENDITURES AND CONSTRUCTION

The feasibility study and capital cost estimates were prepared by Cambior with the support of independent engineering firms engaged to provide specific technical and financial expertise, including the following:

Processing plant	Met-Chem Canada Inc.
Metallurgical tests	Hazen Research
	Lakefield Research
Tailings dam and water management	Golder and Associates Inc.
Environmental Impact Study	Rescan Environmental Services
Social Impact Study	Social Capital Group

The open pit mining operations will be performed with a fleet of 85-tonne trucks and shovels, similar to those used at Omai. Processing will consist of a crushing and grinding circuit followed by a conventional gravity circuit and a carbon-in-leach (CIL) plant. Power will be supplied by the Afobaka hydro-electric generating station located 32 kilometers from the site. The total initial capital costs amount to $95 million. These capital expenditures include $4.0 million for mining and processing equipment to be transferred from Cambior's other operations.

SUMMARY OF CAPITAL EXPENDITURES
(in millions of $)

Description	
Infrastructure	8.7
Mining equipment and pre-production	16.0
Process plant	27.2
Tailings and water management	8.1
Support facilities	13.6
Indirects	14.3
Sub-total	**87.9**
Contingency	6.8
Total	**94.7**

The mill design will allow for sufficient capacity to treat additional ore from new discoveries on the Rosebel property and the surrounding properties, as well as from the potential at depth of the current deposits. The construction schedule would cover a period of 14 months after the completion of financing arrangements and obtention of permits, which are scheduled for the fourth quarter of this year.

PRODUCTION

The mining rate is expected to be an average of 43,000 tonnes of ore and waste per day. The mill is scheduled to process almost 37 million tonnes over slightly more than 8 years. The processing rate is planned at 14,000 tonnes per day for the first 18 months as mostly soft ores will be treated. During year 2, as mining will access deeper portions of the pits, the percentage of transition and hard ore sent to the mill will reach up to 50% and the tonnage milled will be reduced to 12,000 tonnes per day until the end of the current mine life. The sustaining capital expenditures over the mine life are estimated at $36 million.

The Rosebel production profile, based on the mineral reserves, is as follows:

Year	Tonnage milled (000 tonnes)	Head grade (g Au/t)	Ounces	Direct costs ($/oz)
2004	5,110	1.79	268,900	157
2005	4,746	1.79	252,900	170
2006	4,380	1.72	222,800	191
2007	4,380	1.71	221,300	190
2008	4,380	1.76	227,600	186
2009	4,380	1.41	183,700	218
2010	4,380	1.46	190,200	203
2011	4,380	1.50	195,600	189
2012	765	0.73	20,600	273
	36,901	**1.63**	**1,783,600**	**187**

During production the mine will employ 600 people.

PROJECT ECONOMICS

The key assumptions for this study include an initial capital cost of $95 million, a gold price of $300 per ounce, royalties of 2.25%, ten years of operating experience and operating cost information from the Omai mine in Guyana, and the supply of power from the hydroelectric grid at a base cost of 3¢ per KWh (variable with the market price of gold, up to a maximum of 7¢ per KWh at a gold price above $375 per ounce). The following table summarizes the key parameters for the project:

Strip ratio	2.5
Probable mineral reserves (millions of tonnes)	36.9
Diluted grade (g Au/t)	1.63
Gold Recovery (%)	92.4
Total gold contained (oz)	1,931,000
Milling rate (tonnes per day)	14,000 to 12,000
Mine life (years)	8.2

Based on the results of the feasibility study, using the key assumptions, project parameters and a long-term gold price of $300/oz, the internal rate of return (IRR) of the Rosebel Project is estimated at 12%. By using $315/oz and $325/oz gold price assumptions, the IRR increases to 15% and 18%, respectively.

MINERAL AGREEMENT

Investment in the Rosebel project is governed by a mineral agreement entered into with the Government of Suriname in 1994. Under the terms of this agreement, the Government shall:

- Grant, to the Project's Operating Company, a renewable 25-year Right of Exploitation for the Project upon the Government's approval of the Feasibility Study and the Environmental Impact Study;
- Allow the Operating Company to export gold and hold cash in foreign jurisdictions and import construction and operating supplies on a duty-free basis; and
- Allow project financing on a debt to equity basis of 4:1.

On January 10, 2002, the Government formally committed to amend the Mineral Agreement to:

- Eliminate the Grassalco (Grasshopper Aluminum Company N.V., a state-owned Surinamese company) options in return for a 5% interest in the Operating Company;
- Reschedule payments to Grassalco subsequent to the commencement of commercial production;
- Allow the taxation rate to be the lesser of the regular statutory rate in force at the time (currently 36%) and 45% as fixed in the 1994 Mineral Agreement; and
- Supply power from the current grid at a gold-indexed rate.

ROYALTIES AND PRICE PARTICIPATION

Production from the Rosebel project is subject to the following royalties/price participations:

- A fixed royalty of 2% of production to the Government of Suriname, and a price participation of 6.5% on the amount exceeding a market price of $425 per ounce of gold, when applicable; and
- 0.25% of production to a foundation to stimulate mineral exploration.

In addition, Cambior will pay 10% of the excess, if any, of the average quarterly market price above $300/oz for gold production from the soft and transitional rock portions and above $350/oz from the hard rock portion of the Rosebel property to Golden Star Resources Ltd.

NEXT STEPS

The feasibility study, on the basis of current mineral reserves, along with the Environmental Impact Study (EIS) will be tabled with the Government of Suriname shortly in order to obtain the required approvals to begin construction in the end of the fourth quarter of 2002.

Construction release is subject to:

- Obtaining the right of exploitation to the Rosebel property from the Government of Suriname;
- Finalizing the amendments to the Mineral Agreement;
- Securing the necessary financing for construction and development of the Project; and
- Subscribing to foreign investment insurance.

Louis P. Gignac, President and Chief Executive Officer of Cambior, stated: "The development of the Rosebel project will maintain Cambior's gold production level in the Guiana Shield and provide our shareholders with increasing exposure to an improving gold market. The Rosebel project opens up a new operating base for Cambior with potential to add to the current reserve base on the Rosebel property. Cambior looks forward to working with the Government of Suriname in developing the project in an environmentally sound and socially responsible manner".

CONFERENCE CALL

Cambior will hold a conference call to discuss the feasibility study on the Rosebel Gold project on Thursday, August 29 at 3:00 pm, Eastern time.

Financial analysts are invited to participate in the call by dialling 1-888-243-1119 in North America. Outside of North America, please dial (416) 641-6713. Media and all other interested individuals are invited to listen to the live broadcast on the Cambior website at www.cambior.com or the IR Live website at www.irlive.com.

The conference call will be available for replay for one week by calling (416) 626-4100, reservation #20860697. The webcast will also be archived on the Company's website.

***

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission ("SEC") allows mining companies, in their continuous disclosure filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms used in this document, such as "mineral resources," are terms that the SEC guidelines strictly prohibit from including in Cambior's filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of this form is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

***

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade at the Toronto Stock Exchange.

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2002 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

- 30 -

For additional information, please contact:
CAMBIOR INC.
Investor Relations
Robert LaVallière
Manager
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-24


Suriname
Rosebel Project
South America
Venezuela
Guyana
French Guiana
Colombia
Ecuador
Brazil
Peru
Bolivia
0
1000
km
Atlantic Ocean
PARAMARIBO
0
25
km
PARANAM
Saramacca River
ZANDERIJ AIRPORT
Suriname River
Thunder Mountain
KWAKUGRON
Rosebel
BROKOPONDO
Headley's Reef
18 km
Hydroelectric plant
NJOENG JACOBKONDRE
Brokopondo Reservoir
BROWNSWEG
Rosebel Project
Location Map


Rosebel Gold Project
Property Plan
Koolhoven
170,000 oz
Tailings Pond
"J"
Paramaribo
0
5
km
Pay Caro
850,000 oz
Spin
Mill Site
East Pay Caro
190,000 oz
Mama Creek
Airstrip
Rosebel
70,000 oz
Roma
Monsanto Hill
Mayo
250,000 oz
Royal Hill
400,000 oz
Nieuw Koffie Kamp
Exploration Zones
Property Limits
Roads
Planned Open Pits
Current probable mineral reserves: 36.9 M tonnes @ 1.63 g Au/t
1,930,000 ounces of gold contained

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: September 3, 2002

By: ______________________

André Le Bel
Senior Legal Counsel and
Assistant Corporate Secretary

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